Exhibit 99.1

1500 University Street, Suite 700
Montreal QC, H3A 3S8
September 14, 2011	www.computershare.com

AMENDED (2)

To: All Canadian Securities Regulatory Authorities

Subject: AuRico Gold Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	23-09-2011
Record Date for Voting (if applicable) :	23-09-2011
Beneficial Ownership Determination Date :	23-09-2011
Meeting Date :	24-10-2011
Meeting Location (if available) :	Toronto, On.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	05155C105	CA05155C1059

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for AuRico Gold Inc.